Exhibit (a)(12)

[Gentiva Letterhead]

July 24, 2014

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202

Attention: Paul J. Diaz, Chief Executive Officer

Dear Paul:

We are in receipt of your July 21, 2014 conditional proposal to acquire all of the outstanding shares of the Company’s common stock for $17.25 per share subject to “diligence to confirm that such additional value ($17.25) is warranted.” This proposal has been presented to the Gentiva board of directors (the “Board”) and the Board has concluded that it is appropriate to provide you with due diligence provided that you (i) execute a nondisclosure agreement substantially similar in all material respects to the nondisclosure agreement that we today announced we entered into with another potential investor and (ii) terminate your existing tender offer for 14.9% of our shares at $16.00 per share. Our outside counsel will be in contact with your outside counsel shortly and will deliver to them the nondisclosure agreement referenced above.

Please feel free to contact me with any questions.

Very truly yours,

/s/ Rodney D. Windley
Rodney D. Windley
Executive Chairman of the Board of Directors